UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China	001-16125
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

26 Chin Third Road Nantze Export Processing Zone Nantze, Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)		(Zip code)

Joseph Tung 886-2-8780-5489

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Our Form SD and our Conflict Minerals Report for the year ended December 31, 2017 filed as Exhibit 1.01 to this Form SD are available at http://ase.aseglobal.com/en/csr/supply_chain_development/conflict_minerals_compliance

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017

* * * * *

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Chief Executive Officer

Date: April 27, 2018

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017